
08027584

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: First Internet Securities Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 Montgomery Lane, Suite 880
(No. and Street)

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Coan (240) 497-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santos Postal & Company, PC
(Name – *if individual, state last, first, middle name*)

11 North Washington St, Suite 600 Rockville MD 20850
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/13/08

OATH OR AFFIRMATION

I, Thomas M. Coan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Internet Securities Network, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY L. CRONIN
NOTARY PUBLIC
Montgomery County, MD.
My Commission Expires May 1, 2011

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. n/a
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- X (0) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


Santos, Postal
& Company
P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
FAX (240) 499-2079
WWW.SPCCPAS.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
FISN, Inc.
Bethesda, MD 20814

We have audited the accompanying balance sheets of FISN, Inc. as of December 31, 2007 and 2006, and the related statements of operations, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISN, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplementary information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos, Postal & Company, P.C.

February 15, 2008

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 14,451	$ 43,614
Cash deposits with clearing organization	764,040	611,014
Trading securities	-	34,627
Certificate of deposit	19,514	-
Commissions receivable		
Broker	36,765	9,250
Other	5,211	15,704
Income taxes receivable	-	21,361
Deferred income tax asset	-	4,840
Total current assets	839,981	740,410
PROPERTY AND EQUIPMENT		
Furniture and equipment	160,620	144,070
Leasehold improvements	7,363	7,363
	167,983	151,433
Less: Accumulated depreciation	143,871	140,203
Net property and equipment	24,112	11,230
OTHER ASSETS		
Deposit	10,410	10,410
Investment securities	29,694	18,474
	40,104	28,884
TOTAL ASSETS	$ 904,197	$ 780,524

The accompanying notes are an integral part of these financial statements.

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 13,209	$ 42,975
Commissions payable	50,756	19,160
Payroll taxes withheld	2,947	2,510
Income taxes payable	31,026	-
Deferred income tax liability	4,348	-
Total current liabilities	102,286	64,645
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	14,900	14,900
Retained earnings	786,911	700,879
Total stockholders' equity	801,911	715,879
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 904,197	$ 780,524

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
RETAINED EARNINGS, BEGINNING OF YEAR	$ 700,879	$ 765,745
Net income (loss)	86,032	(64,866)
RETAINED EARNINGS, END OF YEAR	$ 786,911	$ 700,879

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
FEE INCOME	$ 2,636,780	$ 2,183,363
OPERATING EXPENSES		
Advertising	96,759	101,083
Co-brokers fees	1,138	724
Depreciation	3,668	4,360
Data services	89,711	88,634
Clearing expenses	237,456	298,458
Insurance	100,270	82,961
Interest	250	2,023
Office expense	15,366	22,388
Professional services	46,492	18,207
Regulatory fees	33,163	35,600
Rent	160,541	144,126
Repairs and maintenance	20,184	10,355
Retirement plan contribution	36,866	20,232
Salaries and commissions		
Officers	327,755	277,475
Others	1,145,691	970,290
Supplies	28,180	29,499
Payroll and property taxes	87,218	82,048
Telephone	19,108	19,117
Training	1,558	2,067
Travel and entertainment	44,506	43,530
Total operating expenses	2,495,880	2,253,177
INCOME (LOSS) BEFORE INCOME TAXES	140,900	(69,814)
INCOME TAX EXPENSE (BENEFIT)	54,868	4,948
NET INCOME (LOSS)	$ 86,032	$ (64,866)

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 86,032	$ (64,866)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	3,668	4,360
Unrealized (gain) loss on investment securities	(11,220)	3,600
Changes in:		
Deposits with clearing organizations	(153,026)	57,835
Trading securities	34,627	3,119
Commissions receivable	(17,022)	4,722
Prepaid income taxes	-	14,591
Income taxes receivable	21,361	(21,361)
Deferred income taxes	9,189	4,087
Accounts payable	(29,766)	24,205
Commissions payable	31,596	(21,094)
Payroll taxes withheld	437	(474)
Income taxes payable	31,025	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,901	8,724
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(16,550)	-
Proceeds from sale of investment security	-	5,865
Purchase of investment securities	-	(11,520)
Purchase of certificate of deposit	(19,514)	-
Deposit	-	(595)
NET CASH (USED) BY INVESTING ACTIVITIES	(36,064)	(6,250)
NET INCREASE IN CASH	(29,163)	2,474
CASH, BEGINNING OF YEAR	43,614	41,140
CASH, END OF YEAR	$ 14,451	$ 43,614
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 250	$ 2,023
Income taxes paid	$ 14,625	$ -

The accompanying notes are an integral part of these financial statements.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

FISN, Inc. (the Company) was incorporated in the District of Columbia on February 15, 1984 for the purpose of providing brokerage, investment advisory, and venture capital services in the metropolitan Washington, DC area. The Company operates through two divisions, First Internet Securities Network (formerly known as First Income Securities Network), which is a regulated securities broker-dealer, and Federally Insured Savings Network, which assists in the placement of time deposits with financial institutions. Approximately 95% of the Company's revenues are derived from the operations of First Internet Securities Network. The Company does not hold any funds or securities for the account of securities customers and clears all its securities customer transactions through another broker-dealer on a fully disclosed basis. It is, therefore, exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

USE OF ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated of using accelerated methods over the estimated useful lives of the assets.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the future tax return consequences of temporary differences between the bases of certain assets and liabilities for financial and tax reporting purposes which will be either deductible or taxable when the assets and liabilities are settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

TRADING SECURITIES

The Company's portfolio of trading securities is stated at market value. Changes in market value are recognized as a component of revenue.

ACCOUNTS RECEIVABLE

The Company's receivables are primarily from broker/dealers and professional associations located throughout the United States. All accounts at December 31, 2007 and 2006 are considered to be collectible.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

At December 31, 2007 and 2006, the Company's cash deposit with its clearing broker exceeded the Securities Investor Protection Corporation (SIPC) protection limit by $664,040 and $511,014, respectively.

NOTE 3: INVESTMENTS

At December 31, 2007 and 2006 the Company held 600 shares of an equity security which is readily marketable. At December 31, 2007, the Company also held a certificate of deposit as an investment. These securities are marked to market at each reporting period.

NOTE 4: LINE OF CREDIT ARRANGEMENTS

The Company maintains line of credit arrangements with a financial institution. The line of credit is unsecured and has a total cash advance limit of $104,000. Interest is computed on the outstanding principal at variable interest rates. There were no outstanding balances at December 31, 2007 or 2006.

NOTE 5: INCOME TAXES

The net deferred tax assets and liabilities in the accompanying balance sheets include the following components:

	2007	2006
Deferred tax assets	$ 26,226	$ 19,042
Deferred tax liabilities	(30,574)	(14,202)
Deferred tax valuation allowance	-	-
Net deferred tax asset	$ (4,348)	$ 4,840

Deferred taxes are the result of the Company using the cash basis of accounting for income tax purposes, and the difference in depreciation methods used for tax purposes.

The provisions for income taxes and (benefit) were as follows for the years ended December 31, 2007 and 2006:

	2007	2006
Current:		
Federal	$ 36,218	$ (7,645)
State	9,464	(1,390)
Total current	45,682	(9,035)
Deferred:		
Federal	7,523	3,346
State	1,663	741
Total deferred	9,186	4,087
Total provision for income taxes	$ 54,868	$ (4,948)

NOTE 6: LEASE

The Company leases office space under a lease that expires in 2011. The lease provides for a base rental plus contingent rentals based on the Company's share of the increase in the landlord's operating expenses as defined in the lease.

Rent expense for 2007 and 2006 was $160,541 and $144,126, respectively. At December 31, 2007, the future minimum non-cancelable payments are as follows: 2008 - $131,301, 2009 - $135,234, 2010 - $139,279, 2011 - $119,257, and $525,071 in the aggregate.

NOTE 7: RETIREMENT PLAN

The Company sponsors an employee salary reduction plan (Simple-IRA) under section 408(p) of the Internal Revenue Code. The Company matches the employee's elective deferral on a dollar for dollar basis, not to exceed 3% of the employee's compensation or the indexed ceiling amount stipulated by the Internal Revenue Code. The Company's share of contributions totaled $36,866 and $20,232 for the years ended December 31, 2007 and 2006, respectively.

FISN, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

TOTAL STOCKHOLDERS' EQUITY	$ 801,911
Additions:	
Deferred tax liability	4,348
Deductions:	
Commissions receivable - other	5,211
Property and equipment, net of depreciation	24,112
Deposit	10,410
Total deductions	39,733
Net capital before haircuts on securities positions	766,526
Haircuts on Securities [computed pursuant to Rule 15c3-1 (c)(2)(vi)(E)(6) & Rule 15c3-1 (c)(2)(vi)(A)&(J)]	(4,503)
Net capital	$ 762,023
AGGREGATE INDEBTEDNESS	
Total liabilities included on balance sheet	$ 97,938

FISN, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED [under subparagraph (a)(2) or Rule 15c3-1]	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 662,023
EXCESS OF NET CAPITAL AT 1500%	$ 755,491
EXCESS OF NET CAPITAL AT 1000%	$ 752,229
Ratio: Aggregate Indebtedness to Net Capital	0.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of FORM X-17A-5 as of December 31, 2007)

Net capital, as reported in company's part II (unaudited) FOCUS report	$ 762,023
Audit adjustments:	
Change in federal and state income tax accruals and deferrals	-
Net capital	$ 762,023

FISN, INC.
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(ii).

Required deposit	None


Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
Fax (240) 499-2079
www.spccpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
FISN, Inc.
4800 Montgomery Lane
Suite 880
Bethesda, MD 20814

In planning and performing our audit of the financial statements and supplemental schedules of FISN, Inc. for the year ended December 31, 2007, in accordance with U.S. generally accepted auditing standards, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 173-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in the internal control structure that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Santos, Postal & Company, P.C.

February 15, 2008

END